SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549



                                 --------------

                                  SCHEDULE 13G
                                 (Rule 13d-102)


                 INFORMATION TO BE INCLUDED IN STATEMENTS FILED
                   PURSUANT TO RULES 13d-1(b), (c) AND (d) AND
               AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(b)
                               (AMENDMENT NO.    )1
                                             ----




                                DSET Corporation
--------------------------------------------------------------------------------
                                (Name of Issuer)



                           Common Stock, no par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)



                                   262504 10 3
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                                 (CUSIP Number)



--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)



Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

|_|    Rule 13d-1(b)
|_|    Rule 13d-1(c)
|X|    Rule 13d-1(d)

-------------------------

     1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, SEE the NOTES).

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   CUSIP No. 262504 10 3          13G                   PAGE 2 OF 5 PAGES
            ------------                                    ---  ---
---------------------------                    ---------------------------------

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   1      NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

          So-Ming Daniel Shia and Hui-Yun R. Yuan
          ---------------------------------------

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   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a) |_|
                                                                         (b) |_|

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   3      SEC USE ONLY

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   4      CITIZENSHIP OR PLACE OF ORGANIZATION

              U.S.A.
          -----------------------------

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       NUMBER OF
                          5    SOLE VOTING POWER          1,565,102
        SHARES                                         --------------
                       ---------------------------------------------------------
     BENEFICIALLY
                          6    SHARED VOTING POWER           N/A
       OWNED BY                                            --------
                       ---------------------------------------------------------
         EACH
                          7    SOLE DISPOSITIVE POWER     1,565,102
       REPORTING                                       --------------
                       ---------------------------------------------------------

      PERSON WITH         8    SHARED DISPOSITIVE POWER      N/A
                                                           --------
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   9      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                                        1,565,102
                                                        ---------

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   10     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
          SHARES*                                                        |_|

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   11     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9              15.9%
                                                                      -------

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   12     TYPE OF REPORTING PERSON*                                       IN

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                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

 ITEM 1(a).    Name of Issuer:

               The issuer of the securities to which this statement relates is DSET Corporation, a New Jersey corporation.

 ITEM 1(b).    Address of Issuer's Principal Executive Offices:

               The issuer's principal executive offices are located at 1011 US Highway 22, Bridgewater, New Jersey 08807.

 ITEM 2(a).    Name of Person Filing:

               The persons filing are So-Ming Daniel Shia and Hui-Yun R. Yuan.

 ITEM 2(b).    Address of Principal Business Office or, if None, Residence:

               The principal business office is DSET Corporation, 1011 US Highway 22, Bridgewater, New Jersey 08807.

 ITEM 2(c).    Citizenship:

               The citizenship is U.S.A.

 ITEM 2(d).    Title of Class of Securities:

               The title of the class of securities is common stock, no par value.

 ITEM 2(e).    CUSIP Number:

               The CUSIP number is 262504 10 3.

 ITEM 3. If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

               Selection of a filing category pursuant to Rules 13d-1(b) or 13d-2(b) or (c) is not applicable.

               If this statement is filed pursuant to Rule 13d-1(c), check this box. |_|

ITEM 4.      Ownership.

             (a) The number of shares beneficially owned by So-Ming Daniel Shia is 1,430,117, of which 704,057 represent shares underlying options previously granted by the issuer which are vested or will be vested within 60 days of this filing (the "Options"). The number of shares beneficially owned by Hui-Yun R. Yuan is 134,985.

             (b) The percent of the class held by So-Ming Daniel Shia is 14.6%, assuming the exercise of the Options. The percent of the class held by Hui-Yun R. Yuan is 1.3%.

             (c)(i) So-Ming Daniel Shia has sole power to vote or to direct the vote of 1,430,117 shares, assuming the exercise of the Options. Hui-Yun R. Yuan has sole power to vote or to direct the vote of 134,985 shares.

                (ii) The shared power to vote or to direct the vote of shares is not applicable.

                (iii) So-Ming  Daniel  Shia  has sole  power  to  dispose  or to direct the disposal of 1,430,117 shares, assuming the exercise of the Options. Hui-Yun R. Yuan has sole power to dispose or to direct the disposition of 134,985 shares.

                (iv) The shared power to dispose or to direct the disposition of shares is not applicable.

ITEM 5.        Ownership of Five Percent or Less of a Class.

               The ownership of five percent or less of a class is not applicable.

ITEM 6.        Ownership of More than Five Percent on Behalf of Another Person.

               The ownership of more than five percent on behalf of another person is not applicable.

ITEM 7.        Identification  and   Classification  of  the  Subsidiary   Which
               Acquired the Security Being Reported on by the Parent Holding Company.

               The identification and classification of the subsidiary which acquired the security being reported on by the parent holding company is not applicable.

ITEM 8.        Identification and Classification of Members of the Group.

               The identification and classification of members of the group is not applicable.

ITEM 9.        Notice of Dissolution of Group.

               The notice of dissolution of a group is not applicable.

ITEM 10.       Certification.

               The certifications regarding Rule 13d-1(b) and Rule 13d-1(c) are not applicable.

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


February 12, 1999                          /s/ So-Ming Daniel Shia
                                           -------------------------------------
                                               So-Ming Daniel Shia (Shareholder)


February 12, 1999                          /s/ Hui-Yun R. Yuan
                                           -------------------------------------
                                               Hui-Yun R. Yuan (Shareholder)





     The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

     NOTE. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties for whom copies are to be sent.

     ATTENTION. Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).